DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609-5244 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

CARRIE J. HARTLEY carrie.hartley@dlapiper.com T 919.786.2007 F 919.786.2207

November 4, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Elaine Wolff, Esq., Legal Branch Chief, Mail Stop 0409 Charito A. Mittelman, Esq., Mail Stop 0409

Re:	KBS Real Estate Investment Trust, Inc. (the “Company”) Registration Statement on Form S-11/A-2 Filed September 16, 2005 Registration No. 333-126087

(Confidential, For Use of the Commission Only)

Ladies and Gentlemen:

Thank you for discussing the prior performance disclosure in the registration statement with us. As requested, we are supplementally providing you with additional information regarding the prior funds to be included in the prior performance summary and tables of the Registration Statement.

In response to the foregoing request, we have enclosed under separate cover a binder with copies of the limited partnership agreements for seven of the funds to be included in the prior performance summary and tables, which we are providing pursuant to a request for confidentiality under Rule 418 promulgated under the Securities Act of 1933, as amended, and under Rule 83 of the Rules of Practice of the Commission (17 C.F.R. §200.83). Please note that we provided the partnership agreements for two of the funds to be included in the prior performance summary and tables in our letter dated August 23, 2005, which agreements were marked with identifying numbers KBS-000164 – KBS-000264 and KBS-000449 – KBS-000524 and which agreements are also the subject of a request for confidential treatment.

Serving clients globally

Securities and Exchange Commission

November 4, 2005

To assist you in your review of these agreements we have indicated in the table below (i) the sections of the agreements that address the investment discretion of the KBS general partner and (ii) all other sections addressing the rights of the partners with respect to assets purchased by the partnership.

Fund	Section of Partnership Agreement Related to Investment Decisions	Other Rights of Limited Partners with Respect to Investments
Separate Account 10/97	§2.3(a) – (e) – Investment Criteria and Investment Committee	§4.2(b) – Approval of Contracts

(KBS-000164 – KBS-000264)	§4.1 – Management and Control Generally	§4.9(b)(v) & (vi) – Major Decisions (First Amendment to Partnership Agreement – §2(a)(i) & (c))

	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property	§5.3 – Right to Cause Sale

	§4.6(b), (f), (g), (h) & (i) – Impermissible Investments	§13.2(a) & (b) – Removal of Asset Manager

§17.1(b) – General Partner’s Rights to Invest

Separate Account 12/98	§4.1 – Management and Control Generally	§4.10 – Conflicts of Interest

(KBS-000449 – KBS-000524)	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property

§4.6(b), (f) & (g) – Impermissible Investments

§16.1(b) – General Partner’s Rights to Invest

Commingled Account 4/95	§4.1 – Management and Control Generally	§4.9(a) – Voting Rights Regarding Lower-Tier Partnership

(KBS-000526 – KBS-000708)	§4.2(c) – Right to Acquire, Manage and Dispose of Property	§4.9(c)(ii) – Major Decisions – Borrowing Funds

	§4.6(b) – Impermissible Investments	§10.2 – Removal of General Partner without Cause

§16.1(c) – General Partner’s Rights to Invest

Securities and Exchange Commission

November 4, 2005

Fund	Section of Partnership Agreement Related to Investment Decisions	Other Rights of Limited Partners with Respect to Investments
Commingled Account 5/95	§4.1 – Management and Control Generally	§4.6(k), (l) & (m) – Impermissible Acts

(KBS-000709 – KBS-000802)	§4.2(c), (d) & (i) – Right to Acquire, Manage and Dispose of Property	§4.9(c)(ii) – Major Decisions – Borrowing Funds

	§4.6(b), (c), (g), (h) & (i) – Impermissible Investments	§10.2(a) – Removal of General Partner without Cause

§4.11(a) – Limited Partner Advisory Committee – Advisory Only

§16.1(b) – General Partner’s Rights to Invest

Commingled Account 12/95	§4.1 – Management and Control Generally	§4.9(c)(ii) – Major Decisions – Borrowing Funds

(KBS-000803 – KBS-000895)	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property	§10.2(a) – Removal of General Partner without Cause

§4.2(b) & (c) – Management Requirements and Equity Investments

§4.6(b), (f), (g) & (h) – Impermissible Investments

§4.11(a) – Limited Partner Advisory Committee – Advisory Only

§16.1(b) – General Partner’s Rights to Invest

Securities and Exchange Commission

November 4, 2005

Fund	Section of Partnership Agreement Related to Investment Decisions	Other Rights of Limited Partners with Respect to Investments
Commingled Account 12/96	§4.1 – Management and Control Generally	§4.9(c)(ii) – Major Decisions – Borrowing Funds (First Amendment to Partnership Agreement – §2(a) & (c))

(KBS-000896 – KBS-001000)	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property	§10.2(a) – Removal of General Partner without Cause

§4.2(b) & (c) – Management Requirements & Equity Investments

§4.6(b), (f), (g), (h) & (j) – Impermissible Investments

§4.11(a) – Limited Partner Advisory Committee – Advisory Only

§16.1(b) – General Partner’s Rights to Invest

Commingled Account 6/98	§4.1 – Management and Control Generally	§10.2(a) – Removal of General Partner without Cause

(KBS-001001 – KBS-001086)	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property

§4.2(c) – Equity Investments

§4.6(b), (f), (g) & (h) – Impermissible Investments

§16.1(b) – General Partner’s Rights to Invest

Commingled Account 6/99	§4.1 – Management and Control Generally

(KBS-001087 – KBS-001157)	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property

§4.2(c) – Equity Investments

Securities and Exchange Commission

November 4, 2005

Fund	Section of Partnership Agreement Related to Investment Decisions	Other Rights of Limited Partners with Respect to Investments
	§4.6(b), (f), (g) & (h) – Impermissible Investments	§10.2(a) – Removal of General Partner without Cause

§16.1(b) – General Partner’s Rights to Invest

Separate Account 10/96	§4.1 – Management and Control Generally	§4.9(b)(iii) – Major Decisions – Borrowing Funds

(KBS-001158 – KBS-001221)	§4.2(a)(iii) – Right to Acquire, Manage and Dispose of Property

§4.6(b), (f) & (g) – Impermissible Investments

§16.1(b) – General Partner’s Rights to Invest

Please let us know if we can provide you with any additional information with respect to these partnerships.

Very truly yours,

/S/ CARRIE J. HARTLEY
Carrie J. Hartley

cc:	Charles J. Schreiber, Jr., Chief Executive Officer
KBS Real Estate Investment Trust, Inc.